24 April 2025

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the “Company”) announces in compliance with the UK and EU Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares between 24 April 2025 and 13 June 2025 (the "Programme"), with a spend in this period of £300 million. This follows the successful completion of a £450 million non-discretionary programme on 23 April 2025. Both programmes are part of the £1.5 billion to be deployed on share buybacks in 2025, as announced on 13 February 2025.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 24 April 2025 which permits the Company to purchase no more than 188.1 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 9 of the Listing Rules.

The Company has entered into an agreement with ABN AMRO Bank N.V. ("ABN AMRO") under which it has issued irrevocable instructions to ABN AMRO to manage the Programme. ABN AMRO will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. ABN AMRO will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724